RECEIVED

2007 APR 18 A 10: 23   Date: 12 April 2007



rporate Finance
inance
nge Commission

07022692

100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to
      Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Immediate Report*	*27/03/07*	*1*
2.	*Immediate Report*	*27/03/07*	*2*
3.	*Holding(s) in Company*	*05/04/07*	*3*
4.	*Holding(s) in Company*	*08/04/07*	*4*
5.			
6.			
7.			
8.			
9.			
10.			
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Schedule 1

RECEIVED

2007 APR 18 A 10 27

OFFICE OF INTERNAL
CORPORATE F.

Date: March 27, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: Immediate Report

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to give notice as follows:

On 27th March, 2007 in the early hours of the morning, there was signed a memorandum of principles between the Bank and Bank Mizrahi Tefahot Ltd. (hereinafter: "Mizrahi"), according to which Mizrahi is to purchase from the Bank the entire holdings of the Bank in Bank Yahav for Government Employees Ltd. (hereinafter: "Yahav"), which constitute 50% of the issued share capital of Yahav, together with the rights attaching thereto (hereinafter: "the Purchased Shares").

In return for the Purchased Shares, Mizrahi will pay to the Bank the consideration described below, which will be based on the equity capital required by Yahav for the purpose of maintaining a minimum capital ratio of 10% (hereinafter: "the Required Equity Capital") (which according to the financial statements of Yahav as at 31st December, 2006 amounts to NIS 293 million).

The consideration for the Purchased Shares will amount to such sum which reflects a ratio of 1.62 to the Required Equity Capital as aforesaid (namely, as of such date, the sum of approximately NIS 237 million), thus, should the tender of the Accountant General calling for loans and services to Government employees take place over the next three years, or such sum which reflects a ratio of 1.74 to the Required Equity Capital as aforesaid (namely, as of such date, the sum of approximately NIS 255 million),should the tender of the Accountant General not take place during the aforesaid period.

The difference between the equity capital of Yahav as at 31st December, 2006 and the Required Equity Capital as aforesaid is expected to be distributed by Yahav to its shareholders by way of dividend prior to the date of completion of the transaction, and if not distributed as dividend by the date of completion of the transaction, the consideration will be increased by an amount equal to one half of the difference as aforesaid.

It has been agreed that Yahav will continue to receive computer services from Bank Hapoalim, on the terms presently prevailing between Bank Hapoalim and Yahav, for a period of three years from the date of completion of the transaction.

The completion of the transaction is subject to the approval of the Boards of Directors of the Bank and of Mizrahi, and to obtaining approvals required by law, including the completion of the sale of the provident funds of Yahav or which are controlled by it.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Advocate	Yoram Weissbrem
Chief Legal Adviser	Secretary of the Bank

Schedule 7

Date: March 27, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to give notice as follows:

The Bank is conducting negotiations with Bank Mizrahi Tefahot Ltd. (hereinafter: "Mizrahi") regarding the sale of 10% of the share capital of the companies Isracard Ltd. and Europay (Eurocard) Ltd., which are subsidiary companies of the Bank (hereinafter jointly: "Isracard") by the Bank to Mizrahi. In this context, the possibility was also discussed of issuing a Mizrahi branded credit card within the framework of Isracard.

Yours faithfully,

Bank Hapoalim B.M.

(-)   *(-)*

Ilan Mazur, Advocate	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 05/04/2007
Reference: 2007-01-357545

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties
Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	247,427,720	19.63	19.63	19.38	19.38
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	102,681,915	8.12	8.12	8.01	8.01

Explanations:
1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:

Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares   *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *247,427,720*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: _____
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: _____
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: _____
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

_____

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

_____

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *102,318,667*
Change in Quantity of Securities: *363,248*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 76,217,089 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

RECEIVED

2001 APR 18 A 10: 20

OF INTERNATIONAL
CORPORATE FIN.

Transmission date: 08/04/2007
Reference: 2007-01-357947

<u>Securities Authority</u>
www.isa.gov.il

<u>Tel Aviv Stock Exchange Ltd.</u>
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties
Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	247,427,720	19.63	19.63	19.38	19.38
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	102,128,624	8.10	8.10	8.00	8.00

Explanations:
1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:

Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares   *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *247,427,720*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: _____
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: _____
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: _____
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities):   *102,681,915*
Change in Quantity of Securities: *-553,291*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 75,593,089 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

